                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                Amendment No. 5

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              Vertrue Incorporated
                             (Formerly MemberWorks
                                 Incorporated)
                       (Name of Subject Company (Issuer))

                              Vertrue Incorporated
                             (Formerly MemberWorks
                                 Incorporated)
                       (Name of Filing Person, the Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   586002 107
                      (CUSIP Number of Class of Securities)

                           --------------------------

                            GEORGE W. M. THOMAS, ESQ.
                              VERTRUE INCORPORATED
                        680 WASHINGTON BLVD., SUITE 1100
                           STAMFORD, CONNECTICUT 06901
                                 (203) 324-7635
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    COPY TO:
                             STEPHEN T. GIOVE, ESQ.
                             SHEARMAN & STERLING LLP
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

                           --------------------------

                            CALCULATION OF FILING FEE

         Transaction valuation*                    Amount of filing fee
         ----------------------                    --------------------
              $19,250,000                               $2,423.22

-------------
* Calculated solely for purposes of determining the filing fee. This calculation assumes the purchase of 500,000 of common stock of Vertrue Incorporated, par value $0.01 per share, at the maximum tender offer purchase price of $38.50 per share in cash.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,423.22
Form or Registration No.: Schedule TO
Filing Party: MemberWorks Incorporated
Date Filed: December 20, 2004

     (Note that $2,217.25 was paid on November 15, 2004 and $205.97 was paid on December 20, 2004. Note further that on November 15, 2004, the filing party was MemberWorks Incorporated but that the filing party changed its name on November 18, 2004 to Vertrue Incorporated. Therefore, the filing party on December 20, 2004 was Vertrue Incorporated.)

            [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ] third party tender offer subject to Rule 14d-1.
      [X] issuer tender offer subject to Rule 13e-4.
      [ ] going private transaction subject to Rule 13e-3.
      [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]


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
This Amendment No. 5 amends and supplements the tender offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 15, 2004 (the "Schedule TO"), as amended by Amendment No. 1 thereto, filed with the Securities and Exchange Commission on December 1, 2004, Amendment No. 2 thereto, filed with the Securities and Exchange Commission on December 15, 2004, Amendment No. 3 thereto, filed with the Securities and Exchange Commission on December 20, 2004 and Amendment No. 4 thereto, filed with the Securities and Exchange Commission on December 21, 2004 relating to the issuer tender offer of MemberWorks Incorporated, a Delaware corporation ("MemberWorks"), to purchase up to 500,000 shares of its common stock, $0.01 par value per share. When the Schedule TO was filed on November 15, 2004, the Company's name was MemberWorks Incorporated. The tender offer was also commenced on this date. On November 18, 2004, upon shareholder approval, the Company changed its name to Vertrue Incorporated. Therefore, all references in this Amendment No. 5, and all related documents to "the Company", "MemberWorks", "we" or "us" refer to Vertrue Incorporated. The Company is offering to purchase these shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2004, (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This tender offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and related Letter of Transmittal is incorporated in this Amendment No. 5 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.


Item 11. Additional Information

     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

     On December 23, 2004, the Company announced it has entered into an agreement to acquire certain of the assets of My Choice Medical Holdings, Inc., a privately held advertising and practice management company serving cosmetic surgeons throughout the United States. Vertrue has agreed to pay $33 million in cash at closing plus up to an additional $56 million of contingent cash payments to be paid if certain operating performance targets are achieved over the next three calendar years. The transaction is subject to customary closing conditions and is expected to be completed before January 31, 2005. A copy of the press release is attached as Exhibit (a)(5)(vii).


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
Item 12. Exhibits.

Exhibit           Description
-------           -----------
(a)(1)(i)         Offer to Purchase.**

(a)(1)(ii)        Letter of Transmittal.**

(a)(1)(iii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(iv)        Notice of Guaranteed Delivery.*

(a)(1)(v) Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(vi)        Letter from Bankers Trust Co., NA to the Participants in the
                  MemberWorks Incorporated 401(k) Profit Sharing Plan with
                  Direction Form.**

(a)(1)(vii)       Letter from Computershare Trust Company Incorporated to the
                  Participants in the MemberWorks Incorporated Employee Stock
                  Purchase Plan with Direction Form.**

(a)(1)(viii)      Notice from MemberWorks Incorporated to Holders of Vested
                  Stock Options.*

(a)(1)(ix)        Supplement to the Offer to Purchase.****

(a)(1)(x)         Amended Letter of Transmittal.****

(a)(1)(xi)        Amended Notice of Guaranteed Delivery.****

(a)(1)(xii) Amended Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees.****

(a)(1)(xiii)      Amended Letter from Bankers Trust Co., NA to the Participants in the MemberWorks Incorporated 401(k) Profit Sharing Plan
                  with Direction Form.****

(a)(1)(xiv) Amended Letter from Computershare Trust Company Incorporated to the Participants in the MemberWorks Incorporated Employee
                  Stock Purchase Plan with Direction Form.****

(a)(1)(xv)        Amended Notice from Vertrue Incorporated to Holders of Vested
                  Stock Options.****

(a)(2)            None.

(a)(3)            None.

(a)(4)            None.

(a)(5)(i) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5)(ii) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

(a)(5)(iii) Press release, dated December 15, 2004, announcing the extension of the expiration date and the increase in purchase price of the tender offer.***

(a)(5)(iv) Amended Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.****

(a)(5)(v) Amended Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.****

(a)(5)(vi) Press release dated December 21, 2004, announcing change in composition of Board of Directors.*****

(a)(5)(vii) Press release dated December 23, 2004, announcing the acquisition of certain assets of My Choice Medical
                  Holdings, Inc.

(d)(i)            1995 Non-Employee Directors' Stock Option Plan. (filed as
                  Exhibit 10.3 to the Company's Registration Statement on Form
                  S-1, Registration No. 333-10541, filed on October 18, 1996)

(d)(ii)           1995 Executive Officers Stock Option Plan. (filed as Exhibit
                  10.2 to the Company's Registration Statement on Form S-1,
                  Registration No. 333 - 10541, filed on October 18, 1996)

(d)(iii)          1996 Stock Option Plan. (filed as Exhibit 10.4 to the
                  Company's Registration Statement on Form S-1, Registration No.
                  333-10541, filed on October 18, 1996)

*     Filed previously with Schedule TO on November 15, 2004
**    Filed previously with Amendment No. 1 to Schedule TO on December 1, 2004
*** Filed previously with Amendment No. 2 to Schedule TO on December 15, 2004 **** Filed previously with Amendment No. 3 to Schedule TO on December 20, 2004 ***** Filed previously with Amendment No. 4 to Schedule TO on December 21, 2004

Item 13. Information Required by Schedule 13E-3.

Not applicable.


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2004

                                   VERTRUE INCORPORATED


                                   By: /s/ James B. Duffy
                                       -----------------------------------------
                                   Name: James B. Duffy
                                   Title: Executive Vice President and Chief
                                           Financial Officer


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